Exhibit 11

BellSouth Corporation

Computation of Earnings Per Share

(Dollars in Millions)

	For the Nine Months Ended September 30,
	2005	2006

EARNINGS PER SHARE – BASIC:

Income From Continuing Operations	$ 2,295	$ 2,730

Discontinued Operations, net of tax	381	—

Net Income	$ 2,676	$ 2,730

Weighted Average Shares Outstanding	1,831	1,806

Earnings Per Common Share From Continuing Operations	$ 1.25	$ 1.51

Discontinued Operations	0.21	—

Earnings Per Share	$ 1.46	$ 1.51

EARNINGS PER SHARE – DILUTED:

Income From Continuing Operations	$ 2,295	$ 2,730

Discontinued Operations, net of tax	381	—

Net Income	$ 2,676	$ 2,730

Weighted Average Shares Outstanding	1,831	1806

Incremental shares from assumed exercise of stock options and payment of restricted stock awards	4	7

Diluted Shares Outstanding	1,835	1813

Earnings Per Common Share From Continuing Operations	$ 1.25	$ 1.51

Discontinued Operations	0.21	—

Earnings Per Share	$ 1.46	$ 1.51